Filed by Great Lakes Chemical Corporation

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14-a12 of

the Securities Exchange Act of 1934

Subject Company: Great Lakes Chemical Corporation

Commission File No – 001-06450

The following materials were used in connection with a global conference call for all employees on March 9, 2005.

memorandum	Great Lakes Chemical Corporation
9025 North River Road
Indianapolis, IN 46240 USA

Telephone: (1) 317 715 3016
Facsimile: (1) 317 715 3120
www.greatlakes.com

DATE:	March 9, 2005

TO:	Great Lakes Employees Worldwide

FROM:	John Gallagher

RE:	Great Lakes to Merge with Crompton Corporation

I am excited to announce that Great Lakes has signed an agreement to merge with Crompton Corporation. We’ll double our size to become the third-largest publicly traded specialty chemical company in the United States. The deal will close mid-year pending shareholder approval.

You might be wondering why we are undertaking this transaction now, when Great Lakes has just undergone so many changes to reposition our company for sustainable growth by focusing on our core businesses—industrial performance products and consumer products. We believe this merger provides immediate value creation for our shareholders through the up-front premium and synergies to be realized over the next 18 months. Further, we have the opportunity to create a leading global specialty chemicals company with a portfolio of businesses capable of delivering long-term shareholder value.

Because competition in the chemical industry is fierce, there has been a trend toward consolidation. This transaction will result in a company that is stronger and better-positioned in the marketplace. The combination creates options and flexibility that operating as two separate companies would not provide.

We will expand our global presence and achieve greater cost savings as we realize production and other efficiencies and share technologies to the benefit of customers.

This merger is only possible due to your determination in providing our customers with excellent service and solutions, lowering costs, increasing productivity and operating our plants and facilities in a safe and efficient manner. You should be proud of the hard work we’ve put in over the past few years to make our company an attractive partner.

We will begin developing an integration plan to bring both companies together as one. Building this new company is a shared effort and your active participation in the integration process will be instrumental in making us the best specialty chemical company in the world.

The new company is expected to be known initially as Crompton Corporation (although other options will be explored) and the new name will be confirmed after closing. Our new company will be led by Bob Wood, Crompton’s current chairman & CEO. The Board of Directors will be comprised of five current directors from Great Lakes and five directors from Crompton, with Bob Wood as chairman.

Please see the attached message from Crompton Chairman & CEO Bob Wood.

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Robert L. Wood
Chairman &
Chief Executive Officer

March 9, 2005

Dear Great Lakes Employees:

On behalf of all of Crompton Corporation, I want to take this opportunity to say that we are pleased and excited at the prospect of our two companies’ coming together to form the third-largest specialty chemicals company in the United States.

I know that with our combined skills and drive, we can achieve the vision of becoming the world’s best specialty chemicals company.

This transaction is a great opportunity.  It comes at a time when each of our companies is at a decisive point in determining the next steps to take for our future.  We believe that this step will lead to great success.

We will be merging two companies with complementary product and business portfolios, resulting in a company with a true specialty chemicals portfolio with significant growth potential.  Each of our companies is a world leader in several product areas, including plastics additives, petroleum additives, brominated performance products, pool chemicals and crop protection.  I think this is an impressive list, and that when we combine our companies and share our expertise and technologies, we will add to that list.

Over the next several months, various transition teams will determine the most effective and efficient way to form a new company with its own culture and values.  The new company’s headquarters will be in Middlebury, Connecticut.  Decisions about facilities and a new corporate structure will be forthcoming.

Part of Crompton’s corporate vision is to be a great place for employees to work and have successful careers, and that vision will extend to our new company.  I want employees to be happy to come to work every day and to leave every day with a sense of accomplishment.  As a larger company, we will be able to offer more career opportunities.

I anticipate that the talents and expertise you bring to our new company will play a major role in enabling us to achieve our vision to be the best.

I look forward to working with you when this transaction is completed mid-year.

Sincerely,

Bob

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NOTE TO INVESTORS

This filing may be deemed to be solicitation material in respect of the proposed merger of Great Lakes and Crompton.

Great Lakes and Crompton will file a proxy statement/prospectus and other documents regarding the proposed merger described in this communication with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about Great Lakes and Crompton and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of Great Lakes and Crompton seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Great Lakes and Crompton with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to GREAT LAKES, 9025 North River Road, Suite 400, Indianapolis, IN 46240, attention Investor Relations, Telephone: (317) 715-3027 or CROMPTON, 199 Benson Road, Middlebury, CT 06749, attention Investor Relations, Telephone: (203) 573-2163.

Great Lakes and Crompton and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Great Lakes and Crompton in connection with the merger. Information about Great Lakes and Crompton and their respective directors and officers can be found in Great Lakes’ and Crompton’s respective Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

Forward-Looking Statements

Crompton and Great Lakes caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  Such forward-looking information includes, but is not limited to, statements about the benefits of the business combination of Crompton and Great Lakes, including future financial and operating results, the combined companies’ plans, objectives, expectations and intentions and other statements that are not historical facts.  The following factors, among others, could cause actual results to differ from those included in the forward-looking information:  the risk that the businesses will not be integrated successfully; the risk that the cost savings and other synergies from the transaction may not be fully realized or take longer to realize than anticipated; the inability to achieve cash flow synergies; disruption from the transaction that makes it more difficult to maintain relationships with employees, customers or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain regulatory approval of the transaction on the proposed terms and schedule; and the failure of the stockholders of either Crompton or Great Lakes to approve the transaction.

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Building the World’s Best Specialty

Chemicals Company

Presentation to Employees

March 9, 2005

[LOGO]	[LOGO]

Great Lakes		3rd largest publicly
+	=	traded specialty
Crompton		chemicals company in the U.S.

The Right Thing, The Right Time

•                  Immediate value creation

•                  Portfolio of businesses capable of delivering long-term shareholder value

•                  Stronger and better positioned

•                  Complementary product lines

Our Vision

TO BECOME
THE WORLD’S BEST
SPECIALTY
CHEMICALS COMPANY

What does this mean?

THE WORLD’S BEST SPECIALTY CHEMICAL COMPANY

•                  Growing profitably

•                  Being a great place to work

•                  Leading product line positions

•                  Critical to customers’ profitability

•                  Best business processes

•                  Superior financial returns

Combines Strength with Strength

[GRAPHIC]		[GRAPHIC]

Crompton		Great Lakes

*Strong Leadership	A New	*Leading Industry Positions
*Operating Excellence	Specialty	*Superior Technology
*Price Improvement	Chemicals	*Recognized Brands
*High-Value Niche Focus	Bellwether	*Strong Balance Sheet

Complementary

Product Lines

Leading Positions in High-Value Niches

Plastics Additives	Petroleum Additives (Components)	Castable Urethane Pre-Polymers

[CHART]	[CHART]	[CHART]

Largest global supplier of plastics additives	Largest component supplier to the lubricants industry	Global leader in urethane specialties

Flame Retardants	Pool Chemicals	Crop Protection

[CHART]	[CHART]	[CHART]

Global leader in flame retardants	Leading full-line pool chemical supplier	Most profitable ag chem company in the world

Source:        Industry reports and management estimates.

Note:                   Data reflects most recent period available.

Creates 3rd Largest U.S. Specialty Chemicals Company

2004 SALES

[CHART]

Source: Company Filings or Press Releases.

World Class Integration

•                  Build a NEW COMPANY

•                  Steering committee consisting of:

•                  Bob Wood

•                  Executives from each company

•                  Day-to-day integration leadership

•                  Greg McDaniel – SVP Crompton

•                  Rick Kinsley – SVP Great Lakes

•                  Principles

•                  Fact-based

•                  Clearly communicated

•                  Rigorous

•                  Involves many from both sides

Decisions Made So Far

•                  My Leadership Team:

•                  Karen Osar – CFO

•                  Robert Weiner – Supply Chain and Operations

•                  Myles Odaniell – Specialty Chemicals

•                  Marcus Meadows-Smith – Crop Protection

•                  Kevin Dunn – Consumer Products

•                  Headquarters: Middlebury, Connecticut

•                  Board Composition: 5 from each side plus Bob Wood as Chairman

•                  Synergies: $90 – 100 million

What should you do right now?

•                  Celebrate the New Company

•                  Maintain business momentum – enhance our solid foundation

You must believe

you can accomplish

your goals